

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

Via E-mail
Joseph B. Bower, Jr.
President and Chief Executive Officer
CNB Financial Corporation
1 South Second Street
PO Box 42
Clearfield, Pennsylvania 16830

>   **Re: CNB Financial Corporation**
>   **Registration Statement on Form S-4**
>   **Filed June 7, 2013**
>   **File No. 333-189177**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed March 8, 2013**
>   **File No. 000-13396**

Dear Mr. Bower:

    We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please confirm, if true, that CNB and FC did not exchange financial projections for revenue, income, or income per share. If such projections were exchanged, please include such data for two years in your disclosure.

2. Please supplementary provide the staff with the board books prepared for each board.

Summary

Interests of FC's Directors and Executive Officers in the Merger, page 5

3. Please quantify the aggregate compensation that each FC director and executive officer will receive as a result of the merger. In addition, please briefly describe these arrangements, including, but not limited to, the employment agreements reached with Messrs. Dygert, Spurbeck and Torchio.

What will happen to shares of CNB common stock in the merger?, page 10

4. Please include the percentage of ownership of the combined company for both current CNB holders and current FC holders in this Q&A.

Risk Factors

5. Please move this section in its entirety so that it is located directly after the Summary. Refer to Item 503(c) of Regulation S-K. Consider moving the Questions and Answers discussion so that it precedes the Summary section.

6. We note your disclosure on pages 1 and 28 regarding FC's "tradition of being a locally owned bank proudly serving its customers." Please consider including a risk factor that addresses the departure from this tradition and the impact that may have on FC's business. In addition, please disclose in "FC Reasons for the Merger" on page 59 how the Board considered this change from its current business model when deciding in favor of the merger with CNB.

The Merger

Boenning's Compensation and Other Relationships with FC..., page 68

7. Please disclose the aggregate compensation Boenning has received from FC for all services, including broker dealer services, over the last two years.

8. Please disclose any material relationship that has existed between CNB and Boenning over the past two years and the aggregate compensation paid by CNB to Boenning for all services. Refer to Section 1015(b)(4) of Regulation M-A.

Interests of FC's Directors and Executive Officers in the Merger..., page 68

9. Please file all material agreements discussed in this section, including each employment agreement described on page 69, with your next amendment.

10. Please provide the information required by Item 18(a)(7) of Form S-4 as it pertains to any FC director or executive officer who will serve in such capacity after the merger.

11. Please disclose the fee arrangements for directors serving on the regional advisory board and include these interests in the summary information on page 5.

Unaudited Pro Forma Condensed Combined Financial Statements, page 108

12. Please remove the pro forma adjustment (G) on the balance sheet and income statements related to the anticipated sale of securities to fund the cash portion of merger consideration since it appears that this adjustment is not factually supportable and is an action taken by management after the business combination or tell us why you believe this adjustment is directly attributable to the transaction. Please note that this adjustment and other actions expected to be taken by management after the business combination may be discussed in MD&A or other sections of your registration statement.

Material U.S. Federal Income Tax Consequences of the Merger, page 119

13. We note that the merger agreement allows both parties to waive the condition to obtain a tax opinion at closing. Please include an undertaking on page 74 that the parties intend to recirculate and resolicit if this condition is waived and the change in tax consequences is material. See Staff Legal Bulletin 19 (October 14, 2011).

Legal Matters

14. Please provide the addresses of counsel as required by Paragraph 23 of Schedule A to the Securities Act.

Exhibits

15. Please file all outstanding exhibits, including your tax opinions, with your next amendment.

CNB Financial Corporation's Form 10-K for the Fiscal Year Ended December 31, 2012

16. Please tell us and revise future filings to provide a complete discussion of your underwriting policies and procedures for each loan category. Discuss documentation requirements, loan to value ratios, FICO scores and all other significant criteria considered in deciding to underwrite a loan. Discuss whether or not you have underwritten any hybrid loans; payment option loans; and/or low doc/no doc loans. Discuss whether or not variable rate loans are underwritten at the fully indexed rate and, if not, how you capture the associated risk in the underwriting process. To the extent your underwriting policies and procedures have changed between periods, discuss the changes and ensure that your revisions address all types of loans that you hold at each balance sheet date.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Loans, page 51

17. Please tell us and revise future filings to disclose how you determine that future payments are reasonably assured in order to return a nonaccrual loan to accrual status or to classify a troubled debt restructuring as accruing. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

Note 4. Loans, page 64

18. Please tell us and revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Schroeder at (202) 551-3294 or Mike Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
        Gregory Parisi
        Hogan Lovells US LLP